FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 001-09038

CENTRAL FUND OF CANADA LIMITED
(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, T3C 0X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

CENTRAL FUND OF CANADA LIMITED (THE “COMPANY”)
SUPPLEMENTARY INFORMATION
DECEMBER 8, 2003

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES FOR THE NINE MONTHS ENDED July 31, 2003 AND 2002
(unaudited — expressed in U.S. dollars)

The interim financial statements of the Company as at July 31, 2003, and for the three and nine-month periods ended July 31, 2003 and 2002 have been prepared in accordance with Canadian generally accepted accounting principles. These principles differ from the accounting principles and practices prescribed in the United States with regard to the presentation of the Company’s unrealized appreciation (depreciation) of investments.

Under Canadian generally accepted accounting principles, the Company records the unrealized appreciation (depreciation) of its investments as a component of shareholders’ equity, and changes therein are presented in the statement of shareholders’ equity. Under accounting principles generally accepted for investment companies in the United States, these amounts are reflected in the statement of loss. As a result, the following additional information is provided for the benefit of United States shareholders:

The financial information presented in the interim consolidated financial statements and in this reconciliation to U.S. generally accepted accounting principles is unaudited. However, in the opinion of management such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

	Nine Months ended July 31,		Three Months ended July 31,
	2003	2002	2003	2002

Net loss as reported under Canadian principles	$(1,113,879)	(731,269)	(395,173)	(297,752)
Unrealized appreciation (depreciation) of investments
during the year	$ 16,145,355	3,105,464	12,409,611	(2,778,069)

Net income (loss) under United States principles	$ 15,031,476	2,374,195	12,014,438	(3,075,821)

Net income (loss) per share under United States
principles:
Class A shares	$ 0.38	0.12	0.27	(0.10)
Common shares	$ 0.37	0.11	0.27	(0.10)

The net assets of the Company are identical under Canadian and United States generally accepted accounting principles.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

Date: December 8, 2003	By: /s/ J.C. Stefan Spicer J.C. Stefan Spicer President and CEO